# Westchester Capital FUNDS

## The Merger Fund VL
A Westchester Capital Fund

## INVESTMENT PHILOSOPHY

The Fund seeks to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital and minimizing volatility based risk.

## PRINCIPAL INVESTMENT STRATEGY

The Fund normally invests at least 80% of its total assets in companies involved in publicly announced mergers, takeovers and other corporate reorganizations. For most of its merger arbitrage investments, the Fund's potential profit is equal to the difference between the price at which it acquires the target company's shares and their expected value upon completion of the transaction.

## FUND FACTS

| | |
|---|---|
| Inception Date: | 5/26/2004 |
| Minimum Initial Investment: | $2,000 |
| Total Fund Assets: | $33.2 million |
| Assets in the Strategy: | $4.9 billion |
| Portfolio Turnover Rate[1]: | 154% |
| Management Fee: | 1.25% |
| Total Operating Expense[1]: | 2.82% |
| Expenses before investment related expenses[2]: | 1.40% |

[1] For period ending 12/31/14.

[2] The adviser has agreed to waive operating expenses, excluding brokerage commissions, short dividends, interest expenses, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 30, 2016.

**For more than 20 years, Westchester Capital has strived to help investors reduce total portfolio risk while providing absolute, non-correlated returns regardless of market movements.**

### PERFORMANCE　　　　　　DECEMBER 31, 2015

**Cumulative Change in Value of a $10,000 Investment**



During times of financial crisis, The Merger Fund VL held steady as U.S. and global equity markets plummeted.

$23,206

$17,459

— The Merger Fund VL　— S&P 500 Index

This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund at inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge. This chart does not imply any future performance.

### Average Annualized Total Returns and Risk Metrics

| | Q4 | YTD | 1-year | 3-year | 5-year | Since Inception[3] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 0.95% | -0.90% | -0.90% | 1.43% | 1.54% | 4.93% |
| S&P 500 Index | 7.04% | 1.38% | 1.38% | 15.13% | 12.57% | 7.54% |

| | Standard Deviation* | Sharpe Ratio* | Beta | Correlation |
|---|---|---|---|---|
| The Merger Fund VL | 4.71% | 1.04 | 0.19 | 0.33 |
| S&P 500 Index | 14.28% | 0.58 | 1.00 | 1.00 |

* 3-month T-Bill used for risk-free rate

[3] Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

# Westchester Capital FUNDS

## The Merger Fund VL
A Westchester Capital Fund

## Fourth Quarter 2015 Fact Sheet

| PORTFOLIO | |
|---|---|
| Top ten positions: | 32.96% |
| Average position size: | 1.03% |
| Number of long positions: | 79 |
| Number of short positions: | 23 |
| Percent invested: | 81.72% |

| GEOGRAPHIC ALLOCATION  as a % of longs | |
|---|---|
| U.S.: | 84.38% |
| United Kingdom: | 6.47% |
| North America Offshore: | 4.03% |
| Europe ex-U.K.: | 2.66% |
| Asia ex-Japan: | 1.75% |
| Australia: | 0.71% |

| TOP TEN EQUITY HOLDINGS |
|---|
| Precision Castparts Corp. |
| Time Warner Cable Inc. |
| Broadcom Corp. |
| The Chubb Corporation |
| PartnerRe Ltd. |
| Yahoo! Inc. |
| American International Group, Inc. |
| KLA-Tencor Corp. |
| Dow Chemical Company |
| BG Group PLC |

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.



### FUND MANAGERS

**ROY D. BEHREN** | Began career in 1987
With Westchester Capital Management since 1994;
Portfolio Manager since 2007

Mr. Behren received a degree in Economics from the University of Pennsylvania, Wharton School, a J.D. from the University of Miami Law  School and an LL.M in corporate law from New York University School
 of Law.

**MICHAEL T. SHANNON** | Began career in 1988
With Westchester Capital Management since 1996;
Portfolio Manager since 2007

Mr. Shannon received a degree in Finance from Boston College. He is a CFA charter holder and a member of the CFA Institute.

### WHY INVEST WITH US?

**The Merger Fund VL** offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

· **Having invested in more than 4,500 corporate reorganizations over more than 30 years,** Westchester Capital Management is a recognized expert in event-driven investing.

· **The Merger Fund®, launched in 1989,** was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.

· **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.


# The Merger Fund VL
A Westchester Capital Fund

Fund Snapshot as of December 31, 2015

## FUND FACTS

| | |
|---|---|
| Inception Date: | 5/26/2004 |
| Total Fund Assets: | $33.2 million |
| Total Firm Assets: | $ 5.4 billion |
| Symbol: | MERVX |
| CUSIP: | 589512102 |

**As of the end of December, the Fund returned 0.11% for the month, -0.90% YTD, and 4.93% annualized since inception.**

## PERFORMANCE

### as of Month-End: December 31, 2015

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 0.95% | -0.90% | -0.90% | 1.43% | 1.54% | 4.93% |
| Barclays Aggregate Bond Index | -0.56% | 0.57% | 0.57% | 1.44% | 3.26% | 4.53% |
| S&P 500 Index | 7.04% | 1.38% | 1.38% | 15.13% | 12.57% | 7.54% |

### as of Quarter-End: December 31, 2015

| | 3-month | YTD | 1-year | 3-year | 5-year | Since Inception[1] |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 0.95% | -0.90% | -0.90% | 1.43% | 1.54% | 4.93% |
| Barclays Aggregate Bond Index | -0.56% | 0.57% | 0.57% | 1.44% | 3.26% | 4.53% |
| S&P 500 Index | 7.04% | 1.38% | 1.38% | 15.13% | 12.57% | 7.54% |

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 30, 2015 Prospectus, the Fund's total annual operating expense ratio was 2.82%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2016 only with approval of the Board of Trustees), total annual operating expenses were 1.76%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## HISTORICAL PERFORMANCE SINCE INCEPTION

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2015 | -0.18% | 1.66% | -0.09% | 0.09% | 0.45% | -1.17% | -0.18% | -1.10% | -1.30% | 1.31% | -0.46% | 0.11% | -0.90% |
| 2014 | -0.55% | 1.10% | 0.09% | 0.45% | 1.00% | 0.81% | -0.53% | 0.89% | -1.33% | -1.17% | 0.45% | 0.18% | 1.37% |
| 2013 | -0.57% | 0.19% | 0.67% | 0.28% | 0.09% | -0.28% | 1.04% | 0.09% | 0.84% | 0.74% | 0.09% | 0.63% | 3.88% |
| 2012 | -0.10% | 0.96% | 0.28% | 0.38% | -1.51% | 0.19% | 0.29% | 0.95% | -0.19% | -1.04% | 1.05% | 1.26% | 2.52% |
| 2011 | 0.91% | 0.45% | 1.61% | 0.88% | 0.00% | -0.35% | -1.66% | -2.85% | -1.19% | 2.13% | 0.82% | 0.24% | 0.88% |
| 2010 | 0.56% | 0.74% | 0.74% | -0.27% | -1.93% | 0.84% | 1.30% | 0.83% | 1.18% | 0.45% | 0.18% | 0.59% | 5.29% |
| 2009 | 0.71% | -0.50% | 4.04% | 1.26% | 0.77% | 0.57% | 0.57% | 1.13% | 0.74% | 0.09% | 0.55% | 1.34% | 11.80% |
| 2008 | -2.61% | 2.37% | -1.51% | 4.40% | 3.62% | -3.59% | 2.55% | 2.68% | -3.17% | -2.50% | 0.10% | 1.85% | 3.80% |
| 2007 | 1.30% | 1.45% | 0.42% | 0.92% | 1.99% | -0.24% | -1.55% | 1.16% | 0.25% | 1.31% | -4.36% | -0.39% | 2.11% |
| 2006 | 2.37% | 1.96% | 1.31% | 0.52% | 1.29% | 3.05% | 0.58% | 1.55% | 0.81% | 0.80% | 0.08% | 1.14% | 16.56% |
| 2005 | 0.00% | 0.09% | 0.94% | 0.00% | 1.31% | 0.46% | 1.38% | 0.72% | 0.27% | -3.67% | 1.86% | 1.19% | 4.53% |
| 2004 | | | | | | 0.30% | -1.40% | 1.52% | 0.80% | 0.79% | 1.97% | 2.32% | 6.42% |

## STATISTICAL ANALYSIS

| | Standard Deviation | Sharpe Ratio | Beta | Correlation | Maximum Drawdown | Months to Recover |
|---|---|---|---|---|---|---|
| The Merger Fund VL | 4.71% | 1.04 | 0.19 | 0.33 | -7.22% | 4 |
| Barclays Aggregate Bond Index | 3.19% | 1.40 | 0.00 | 0.00 | -3.82% | 2 |
| S&P 500 Index | 14.28% | 0.58 | 1.00 | 1.00 | -50.95% | 37 |

## MONTHLY PORTFOLIO COMPOSITION

### Position Summary

| | |
|---|---|
| Top five positions as % of net assets: | 20.20% |
| Average position size: | 1.03% |
| Number of long positions[1]: | 79 |
| Number of short positions[1]: | 23 |
| % Invested: | 81.72% |
| Short positions as a % of net assets: | 16.58% |

[1]*The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).*

### Regional Exposure



- United States 84.38%
- United Kingdom 6.47%
- North America offshore 4.03%
- Europe ex-U.K. 2.66%
- Asia ex-Japan 1.75%
- Australia 0.71%

### By Deal Terms



- Cash 36.93%
- Cash & Stock 35.71%
- Stock and Stub 17.69%
- Undetermined* 7.15%
- Stock with Fixed Exchange Ratio 2.49%
- Stock with Flexible Exchange Ratio (Collar) 0.04%

### Sector Breakdown



- Information Tech. 22.29%
- Consumer Disc. 20.33%
- Financials 16.63%
- Industrials 11.49%
- Materials 9.48%
- Energy 7.81%
- Health Care 5.53%
- Telecom 4.02%
- Utilities 1.60%
- Consumer Staples 0.82%

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

**Must be preceded or accompanied by a current prospectus or summary prospectus.**
Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

**Mutual fund investing involves risk. Principal loss is possible.** Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.